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                   VANGUARD(R) PRECIOUS METALS AND MINING FUND
                          SUPPLEMENT TO THE PROSPECTUS

VANGUARD PRECIOUS METALS AND MINING FUND ADOPTS NEW ADVISORY FEE SCHEDULE
The board of trustees of Vanguard Precious Metals and Mining Fund adopted a new advisory fee schedule for the Fund's advisor--M&G Investment Management Limited--effective February 1, 2006. This change will not affect the Fund's investment objective, policies, strategies, or risks. Following implementation of the new advisory fee schedule, the Fees and Expenses discussion is revised as follows:

FEES AND EXPENSES
The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund. As is the case with all mutual funds, transaction costs incurred by the Fund for buying and selling securities are not reflected in the table, although such costs are reflected in the investment performance figures included in this prospectus. The expenses shown under Annual Fund Operating Expenses are based on estimated amounts for the current fiscal year, adjusted to account for a new advisory fee schedule effective February 1, 2006.


SHAREHOLDER FEES (fees paid directly from your investment)
Sales Charges (Load) Imposed on Purchases:                      None
Purchase Fee:                                                   None
Sales Charge (Load) Imposed on Reinvested Dividends:            None
Redemption Fee:                                                  1%*

Management Expenses:                                            0.42%
12b-1 Distribution Fee:                                         None
Other Expenses:                                                 0.03%
   Total Annual Fund Operating Expenses:                        0.45%

* The 1% fee applies to shares redeemed within one year of purchase by selling, by exchanging to another fund, or by application of the low-balance account-closure policy. The fee is withheld from redemption proceeds and retained by the Fund. Shares held for one year or more are not subject to the 1% fee.

                                                             (over, please)


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     The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It illustrates the hypothetical expenses that you would incur over various periods if you invest $10,000 in the Fund's shares. This example assumes that the Fund provides a return of 5% a year and that operating expenses match our estimates. The results apply whether or not you redeem your shares at the end of the given period.


          --------------------------------------------
            1 YEAR    3 YEARS   5 YEARS     10 YEARS
          --------------------------------------------
              $46       $144       $252       $567
           -------------------------------------------

     THIS EXAMPLE SHOULD NOT BE CONSIDERED TO REPRESENT ACTUAL EXPENSES OR PERFORMANCE FROM THE PAST OR FOR THE FUTURE. ACTUAL FUTURE EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN.

     For more information about the new advisory fee schedule, please see the Fund's upcoming shareholder report covering the fiscal year ended January 31, 2006, or the Statement of Additional Information.















(C) 2006 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                  PS53 022006
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